
13000029



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 12/18/12

DIVISION OF
CORPORATION FINANCE

January 22, 2013

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
AGoodman@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/22/13

Re: Pitney Bowes Inc.
Incoming letter dated December 18, 2012

Dear Ms. Goodman:

This is in response to your letter dated December 18, 2012 concerning the shareholder proposal submitted to Pitney Bowes by the Nathan Cummings Foundation. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Laura Campos
The Nathan Cummings Foundation
475 Tenth Avenue
14th Floor
New York, NY 10018

January 22, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pitney Bowes Inc.
Incoming letter dated December 18, 2012

The proposal asks the board to adopt a policy that in the event of a change of control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis.

There appears to be some basis for your view that Pitney Bowes may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by Pitney Bowes to approve the 2013 Stock Plan. You indicate that the proposal would directly conflict with Pitney Bowes' proposal. You also indicate that inclusion of the proposal and Pitney Bowes' proposal in Pitney Bowes' proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Pitney Bowes omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Joseph G. McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy L. Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

December 18, 2012

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Pitney Bowes Inc.*
Stockholder Proposal of The Nathan Cummings Foundation
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Pitney Bowes Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from The Nathan Cummings Foundation (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: The shareholders ask the Board of Directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the Board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.
>
> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2013 Annual Meeting of Stockholders.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2013 Annual Meeting of Stockholders.

On December 17, 2012, the Company's Board of Directors approved submitting the 2013 Stock Plan (the "Plan") for stockholder vote at the 2013 Annual Meeting of Stockholders, and the Company will include a recommendation to approve the Plan in its 2013 Proxy Materials. As discussed below, the Plan contains a provision under which the acceleration of vesting of certain equity awards is mandatory under certain circumstances (the "Company Proposal"). The section of the Plan containing this provision is attached as Exhibit B. This provision directly conflicts with the Proposal, which provides that "there shall be no acceleration of vesting of any equity award granted to any senior executive" (subject to a narrow exception for pro rata vesting).

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a stockholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n.27 (May 21, 1998). The Staff has stated consistently that where a stockholder proposal and a company proposal present alternative and conflicting decisions for stockholders, the stockholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g.*, *AOL Time Warner, Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a stockholder proposal requesting the prohibition of future stock options to senior executives because it would conflict with a company proposal to permit granting stock options to all employees); *Mattel, Inc.* (avail. Mar. 4, 1999) (concurring with the exclusion of a stockholder proposal requesting the discontinuance of, among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

The Staff previously has permitted the exclusion of stockholder proposals under circumstances similar to those of the instant case, in which the stockholder proposal seeks to place limitations or impose terms on executive compensation and the company is proposing a compensation plan with different terms. For example, in *Abercrombie & Fitch Co.* (avail. May 2, 2005), the Staff concurred with the company's position that a stockholder proposal requesting the adoption of a policy that stock options be performance-based conflicted with a provision in the company's plan providing that stock options would be based on time and other non-performance-based events. Similarly, in *The Charles Schwab Corp.* (avail. Feb. 19, 2010), the Staff concurred that a conflict existed when a stockholder proposal requested a deferral period for the payment of awards during which the amount of such awards could be adjusted based on the company's performance after the end of the performance period, and the company was proposing a plan under which awards would be paid shortly after the end of the performance period and the amount of such awards could be based only on the company's performance during the performance period. *See also Crown Holdings, Inc.* (avail. Feb. 4, 2004) (concurring in the exclusion of a stockholder proposal to terminate future stock options to senior executives because it conflicted with a company proposal to approve an incentive compensation plan that included stock option awards).

In the current case, Section 10(a) of the Plan provides that "[i]n the event of a Change of Control, the following shall apply . . . [i]f a Participant incurs a 'Termination of Employment' on account of a Change of Control": (1) all options and stock appreciation rights shall become immediately and fully exercisable; (2) all restrictions on restricted stock shall terminate and be deemed to be fully satisfied; (3) the holder of a dividend equivalent shall be entitled to receive payment of an amount equal to the amount that would have been paid over the remaining term of the dividend equivalent; (4) all outstanding other stock-based awards shall become immediately vested and payable; and (5) performance awards for all performance periods shall immediately become fully vested and payable.

Similar to the precedent cited above, the Proposal conflicts with the Plan. While Section 10(a) of the Plan mandates accelerated vesting of awards for executives terminated as a result of a change in control, the Proposal prohibits all accelerated vesting of equity awards after a change in control (subject to a narrow exception for pro rata vesting). In this regard, the Proposal seeks to limit the very action that the Company's Plan would require.

Because of the conflict between the Proposal and the Company Proposal, inclusion of both proposals in the 2013 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent, ambiguous, or inconclusive results if both proposals were approved. Therefore, because the Proposal and the Company Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

The direct conflict between the Proposal and the Company Proposal is distinguishable from situations where the stockholder proposal prohibits a particular action and the company's proposal simply gives the company discretion to take that action, in which case the Staff has not permitted exclusion. For example, in *Fluor Corp.* (avail. Mar. 10, 2003) and *The Goldman Sachs Group, Inc.* (avail. Jan. 3, 2003), the Staff did not concur in the exclusion of stockholder proposals that required linking all stock option grants to an industry peer group index where the company proposals gave the boards of directors discretion to set the terms of stock option grants, without requiring or prohibiting a link to an industry peer group index. In contrast, here the Plan states that vesting of awards "shall" be accelerated when an executive is terminated on account of a change in control. Thus, the Proposal is in direct conflict with the Company Proposal, and the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Amy C. Corn, Vice President, Secretary & Chief Governance Officer at Pitney Bowes Inc., at (203) 351-6365.

Sincerely,



Amy L. Goodman
Gibson, Dunn & Crutcher LLP

Enclosures

cc: Amy C. Corn, Pitney Bowes Inc.
Laura Campos, The Nathan Cummings Foundation

GIBSON DUNN

EXHIBIT A

THE · NATHAN · CUMMINGS · FOUNDATION

November 13, 2012

Amy C. Corn
VP, Secretary & Chief Governance Officer
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, Connecticut 06926-0700

Dear Ms. Corn:

The Nathan Cummings Foundation is an endowed institution with approximately $420 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches corporate governance has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in Pitney Bowes Inc.'s proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Pitney Bowes Inc. stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is attached. We have continuously held over $2,000 worth of these shares for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, please contact me at (212) 787-7300. Thank you for your time.

Sincerely,



Laura Campos
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

RESOLVED: The shareholders ask the Board of Directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the Board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT

Pitney Bowes Inc. (the "Company") allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with a senior executive's performance.

In this regard, we note that the Company uses a "double trigger" mechanism to determine eligibility for accelerated vesting: (1) There must a change of control, which can occur as defined in the plan or agreement, and (2) An employee is terminated without cause or leaves voluntarily for good reason as defined in the plan.

We are not persuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

We urge you to vote FOR this proposal.

The Northern Trust Company

50 South LaSalle Street
Chicago, IL 60603
(312) 630-6000



Northern Trust

November 13, 2012

Amy C. Corn
VP, Secretary & Chief Governance Officer
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, Connecticut 06926-0700

Dear Ms. Corn:

This letter verifies that the Nathan Cummings Foundation held 400 shares of common stock of Pitney Bowes Inc. as of November 13, 2012. As of November 13, 2012, the Nathan Cummings Foundation had continuously held at least $2,000 worth of these shares for at least one year. The Foundation intends to continue to hold at least $2,000 worth of these shares at the time of your next annual meeting.

The Northern Trust Company, a participant in the Depository Trust Company ("DTC"), serves as custodian and record holder for the Nathan Cummings Foundation. The above-mentioned shares are registered in a nominee name of the Northern Trust through DTC Account #2669.

Yours sincerely,

Frank Fauser
Vice President

EXHIBIT B

PITNEY BOWES INC. 2013 STOCK PLAN

Section 10. ***Acceleration Upon a Change of Control.***

In the event of a Change of Control, the following shall apply:

(a) Effect on Awards. If a Participant incurs a "Termination of Employment" on account of a Change of Control (as defined in Section 2 (ii) (as amended from time to time)) upon or within two years after a Change of Control, or if a Participant is terminated before a Change of Control at the request of a third party who has taken steps reasonably calculated to effect a Change of Control and a Change of Control subsequently occurs, then upon the later to occur of such Termination of Employment or Change of Control (such later event, the "Triggering Event"):

(i) *Options and SARs.* All Options and SARs outstanding on the date of such Triggering Event shall become immediately and fully exercisable without regard to any vesting schedule provided for in the Option or SAR.

(ii) *Restricted Stock and Restricted Stock Units.* On the date of such Triggering Event, all restrictions applicable to any Restricted Stock or Restricted Stock Unit shall terminate and be deemed to be fully satisfied for the entire stated restricted period of any such Award, and the total number of underlying Shares shall become Released Securities.

(iii) *Dividend Equivalents.* On the date of such Triggering Event, the holder of any outstanding Dividend Equivalent shall be entitled to surrender such Award to the Company and to receive payment of an amount equal to the amount that would have been paid over the remaining term of the Dividend Equivalent, as determined by the Committee.

(iv) *Other Stock-Based Awards.* On the date of such Triggering Event, all outstanding Other Stock-Based Awards of whatever type shall become immediately vested and payable in an amount that assumes that the Awards were outstanding for the entire period stated therein, as determined by the Committee.

(v) *Performance Awards.* On the date of such Triggering Event, Performance Awards for all performance periods, including those not yet completed, shall immediately become fully vested and payable in accordance with the following:

(A) The total amount of Performance Awards conditioned on nonfinancial Performance Goals shall be immediately payable (or exercisable or released, as the case may be) as if the Performance Goals had been fully achieved for the entire performance period.

(B) For Performance Awards conditioned on financial Performance Goals and payable in cash, the amount payable under such Award shall be the higher of (i) target performance and (ii) performance achieved through the end of the last fiscal quarter prior to the Triggering event as if satisfied for the entire performance period.

(vi) The Committee's determination of amounts payable under this Section 10 shall be final. Except as otherwise provided in Section 10, any amounts due under this Section 10 shall be paid to Participants within 45days after such Triggering Event.

(vii) The provisions of this Section 10 shall not be applicable to any Award granted to a Participant if the Change of Control results from such Participant's beneficial ownership (within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) of Shares or other Company common stock or Company voting securities as a Participant in a transaction described in (b) below.

(viii) To the extent required to avoid any additional taxes or penalties under Section 409A of the Code, in the event of a resignation of a Participant on account of Good Reason (as defined in Section 2(e) above), if the period during which a payment or benefit may be made by the Company falls within more than one calendar year, such payment or benefit shall be provided to the Participant in the later calendar year.

(b) Change of Control Defined. A "Change of Control" shall be deemed to have occurred as described in Section 2(e) (as amended from time to time). However, that, as to any Award under the Plan that consists of deferred compensation subject to Section 409A, the definition of "Change of Control" shall be deemed modified to the extent necessary to comply with Section 409A.